January 29, 2007

Mr. Patrick Gilmore
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	WidePoint Corporation Item 4.01 Form 8-K Filed January 24, 2007 File No. 001-33035

Dear Mr. Gilmore:

        We are writing in response to the Staff’s letter of comments, dated January 26, 2007, regarding the Current Report on Form 8-K, filed January 24, 2007 (the “Form 8-K”), of WidePoint Corporation (the “Company”). Set forth below are the comments contained in your letter and the Company’s responses thereto.

1.	We note in your disclosure that there were no disagreements with your former accountant during the fiscal year ended December 31, 2006. The disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal (January 22, 2007) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise your 8-K to disclose whether there were any disagreements during the fiscal years ending December 31, 2006 and 2005 up through the date of dismissal (January 22, 2007). In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

            Response:

Per our telephone conversation with you on January 26, 2007, the second paragraph of the Form 8-K has been revised to read as follows:

One Lincoln Centre		(p) 630.629.0003
Oakbrook Terrace, Illinois 60181		(f) 630.629.7559
www.widepoint.com

Mr. Patrick Gilmore
January 29, 2007

“On February 24, 2006, the Company engaged EWC as its independent registered public accounting firm. From the date of engagement through January 22, 2007, there were no disagreements (within the meaning of Item 304 of Regulation S-K) between the Company and EWC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of EWC, would have been referred to in its report. EWC’s report on the Company’s financial statements for the year ended December 31, 2005 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.”

2.	We also note you engaged a new accountant on January 22, 2007 and that you did not consult with your new accountant during the fiscal year ending December 31, 2006 and during the subsequent period prior to engagement (January 22, 2007). Similar to the previous comment, revise your 8-K to disclose whether there were any consultations with your new accountants during the two most recent fiscal years ending December 31, 2006 and 2005 up through the date of engagement (January 22, 2007).

            Response:

Per our telephone conversation with you on January 26, 2007, the fifth paragraph of the Form 8-K has been revised to read as follows:

“During the fiscal years ended December 31, 2005 and December 31, 2006 and during the subsequent period prior to the engagement of Moss Adams as its new independent accounting firm, the Company did not consult with Moss Adams regarding either (i) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304 of Regulation S-K).”

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

            Response:

The Company has obtained an updated Exhibit 16 letter from Epstein, Weber & Conover, PLC stating that such firm agrees with the statements made in the Company’s Form 8-K/A No. 1 (the “Amended Form 8-K”).

* * * * *

        In connection with the Company’s responses to the Commission’s comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore
January 29, 2007

        Concurrently with the delivery of this letter to the Commission the Company has filed the Amended Form 8-K, which sets forth the revisions described above. Please convey any comments or questions you have regarding the above or the Amended Form 8-K to Arthur H. Bill of Foley & Lardner LLP at 202-295-4003 or Thomas L. James of such firm at 202-295-4012.

Sincerely,

/s/ James T. McCubbin

James T. McCubbin
Vice President, Chief Financial
Officer, Treasurer and Secretary

cc:     Arthur H. Bill, Esq.